TAHOE RESOURCES CREATES NEW LEADER IN PRECIOUS METALS SECTOR; PROVIDES COMBINED 2016 GUIDANCE

VANCOUVER, British Columbia – April 4, 2016 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) (“Tahoe” or the “Company”) today reported that, following the completion of its business combination (the “Transaction”) with Lake Shore Gold Corp. (“Lake Shore Gold”) on Friday, April 1, 2016, the Company has emerged as a new leader in the precious metals sector with a well-diversified, Americas-based operating platform, a strong balance sheet and an attractive growth profile. Tahoe’s asset base is anchored by the large-scale, high-grade Escobal silver mine in Guatemala and also includes low-cost, growing gold operations in Peru and the Timmins Gold Camp of Northern Ontario.

The Company also announced today combined 2016 guidance reflecting the completion of the Transaction. New 2016 guidance related to the Company’s gold operations includes total gold production of 370,000 to 430,000 ounces at total cash costs of $675 to $725 per ounce of gold, net of byproduct credits1, 2 and all-in sustaining costs (“AISC”) of $950 to $1,000 per ounce of gold, net of byproduct credits.1 Guidance related to the Company’s silver operations remains unchanged (see section entitled 2016 Guidance for more information).

Tahoe believes its financial strength is an important area of competitive advantage. Pro forma cash and equivalents of Tahoe and Lake Shore Gold at December 31, 2015 totaled $179.3 million.3 Excluding debt related to Lake Shore Gold’s convertible debentures, pro forma net cash at December 31, 2015 was $115.8 million. The Company’s strong financial position largely results from quality assets capable of generating solid free cash flow throughout the silver and gold price cycles. Pro forma cash flow from operating activities totaled $243.8 million in 2015 ($148.0 million net of sustaining capital). A strong balance sheet, solid free cash flow and favorable geology are key factors supporting the Company’s plans to aggressively pursue future production growth.

Kevin McArthur, Executive Chair and CEO of Tahoe, commented: “Tahoe Resources combines financial strength, free cash-flow, responsible operations and attractive growth projects and exploration targets. This is a powerful combination for a company focused on maximizing long-term shareholder value. Looking ahead, we have a number of key initiatives, such as growing gold production from approximately 350,0004 ounces in 2015 to over 550,000 ounces by 2020, increasing reserves and resources in order to add mine life in all three of our key areas of operation, and achieving low unit costs to support strong free cash flow generation in any conceivable metals price environment.

“Our new Lake Shore Gold Division is a critical component of our value creation plans. Specifically, our strategy includes growing gold production in Timmins by approximately 40%, to over 250,000 ounces per year by 2020. Achieving this target will involve re-commissioning and extending the shaft at the Bell Creek Mine to depth, which could more than double production at that operation, continuing to advance the Whitney Project, which could begin as an open pit and then transition to underground mining, and achieving commercial production at the 144 Gap Deposit, expected during 2017. We are also contemplating a further expansion of the Bell Creek Mill to 5,500 tonnes per day, with the crushing and grinding circuit already commissioned for this level of performance.

“Increasing mine life is another key component of our strategy for our new Canadian operations. We are targeting growth of 2.0 to 4.0 million ounces in gold reserves and resources by 2020. To achieve that growth we will work to add ounces at both the Timmins West and Bell Creek mines and to advance exploration drilling at Whitney and along the 144 Trend. With three gold deposits identified along the 144 Trend to date (Timmins Deposit, Thunder Creek and the 144 Gap Deposit), another discovery to be advanced and multiple additional targets, we believe that 144 has ‘tip of the iceberg’ potential and could become a major gold producer in the tradition of the large-scale, long-life historic producers in the Timmins Camp. Finally, we intend to look closely at the potential of longer-term projects such as Gold River, Fenn-Gib and Juby.”

With the completion of the Transaction, Tahoe today announced changes to the Company’s board of directors and management team. Alan Moon, formerly Chairman of the Board of Lake Shore Gold, has joined Tahoe’s Board of Directors. Mr. Moon was formerly President of TransAlta Energy Corporation and brings to Tahoe extensive board and industry experience. Tony Makuch joins Tahoe as Executive Vice President and President, Canadian Operations. Mr. Makuch was formerly President and CEO of Lake Shore Gold and has over 30 years of experience developing and operating precious and base metal mines in North America. Mark Utting joins Tahoe as Vice President, Investor Relations. Mr. Utting brings to Tahoe over 25 years of investor relations and corporate communications experience primarily in the mining and banking industries.

The Company also announced that, following completion of the Transaction, Ira Gostin, Tahoe’s Vice President, Investor Relations, is leaving the company to pursue other opportunities. The Board of Directors and management of Tahoe wish to thank Mr. Gostin for his significant contribution to the Company’s advancement over the last several years and wish him the very best in his future endeavors.

2016 Guidance

With the completion of the Lake Shore Gold acquisition, the Company today released combined guidance for 2016.5 Tahoe’s new 2016 guidance is provided below:

2016 Silver Production[6]	18 - 21 moz
2016 Gold Production6, 7	370 - 430 koz
Total cash cost per silver oz produced net of byproduct credits	$7.50 - $8.50/oz
AISC per silver oz produced net of byproduct credits	$10.00 - $11.00/oz
Total cash cost per gold oz produced net of byproduct credits	$675 - $725/oz
AISC per gold oz produced net of byproduct credits	$950 – $1,000/oz
Sustaining capital[2]	$115 - $135 million
Project capital[8]	$80 - $105 million
Exploration expense[2]	$15 - $20 million
Corporate G&A (includes non-cash stock-based compensation)[9]	$45 - $50 million

Tahoe Resources Inc. – Company Overview

Tahoe Resources is a leading Americas-based precious metals company committed to responsible and sustainable silver and gold production that meets the highest standards of environmental stewardship, community engagement and employee health and safety. The Company’s business is anchored by the large-scale, high-grade Escobal silver mine in Guatemala and also includes low-cost, growing gold operations in Peru and the Timmins Gold Camp of Northern Ontario.

Guatemala – Escobal Silver Mine10

The Escobal Mine (“Escobal”) is located in southeast Guatemala approximately 40 km east-southeast of Guatemala City. Escobal is the world’s third largest silver producer, with among the lowest unit costs. Total production in 2015 totaled 20.4 million ounces of silver in concentrate at cash operating costs, net of byproduct credits, of $6.16 per ounce sold and AISC of $9.11 per ounce sold. Proven and probable mineral reserves total 29.1 million tonnes with an average silver grade of 332 grams per tonne (“gpt”) containing 310 million ounces of silver, representing a current reserve life of approximately 18 years. Considerable exploration potential exists around the existing orebody, with the Company’s objective being to complete drilling programs that will support an increase in reserve life to over 20 years.

Peru – La Arena and Shahuindo11

The La Arena gold mine is an open-pit, heap-leaching operation located in northern Peru, 480 km north-northwest of Lima. The mine consists of two types of mineral deposits: oxide gold mineralization and a copper-gold sulfide deposit. Operations are currently focused on the oxide gold reserve, with proven and probable mineral reserves of 143.4 million tonnes with an average gold grade of 0.34 gpt containing 1.6 million gold ounces. Reported production in 2015 was 174,073 ounces, representing nine months of production from La Arena following the acquisition of Rio Alto Mining Ltd in April 2015. Cash operating costs, net of byproduct credits, in 2015 averaged $551 per ounce sold, with AISC of $733 per ounce. The copper-gold sulfide deposit, currently undeveloped, represents an area of future potential growth for the La Arena operation. A feasibility study for the development of the sulfide deposit is expected to be completed during 2017, following completion of a scoping study this year.

Shahuindo is a shallow, open-pit, heap-leach gold mine located in a prolific gold producing belt in northern Peru, 30 km north of the La Arena Mine. Proven and probable oxide mineral reserves at Shahuindo include 111.9 million tonnes at average grades of 0.53 gpt gold and 6.9 gpt silver for 1.9 million ounces and 24.5 million ounces, respectively. The mine is being developed in two phases. Phase 1, involving production at a rate of 10,000 tonnes per day for approximately 75,000 ounces of gold per year, is expected to achieve commercial production during the second quarter of 2016. The mine and plant have achieved most of the requirements for commercial production, and leaching kinetics are approaching planned recovery rates. Phase 2 planning is underway in order to increase production to a rate of 36,000 tonnes per day and to achieve approximately 170,000 ounces of gold per year. With the completion of Phase 2, the Company’s Peruvian mining operations are expected to produce approximately 300,000 ounces of gold per year.

Canada – Lake Shore Gold12

Tahoe’s Lake Shore Gold Division includes over 180 km2 in Timmins, Ontario, where more than 70 million ounces of gold have been produced over the last century. The Division currently has two operating mines, Timmins West and Bell Creek, a central mill and a number of highly-prospective growth projects and exploration targets. Gold sales in 2015 totaled 183,300 ounces (178,700 ounces recovered) at cash operating costs of $576 per ounce sold and AISC of $866 per ounce sold. Total proven and probable mineral reserves at the two operating mines include 5.0 million tonnes at an average gold grade of 4.3 gpt for 701,100 ounces of gold. Mineral resources at the two Timmins mines, inclusive of reserves and including the recently released mineral resources for 144 Gap Deposit, total 10.6 million tonnes at an average gold grade of 4.7 gpt for 1.6 million ounces of gold in the measured and indicated categories and 6.8 million tonnes at 4.6 gpt gold for 1.0 million ounces of gold in the inferred category.

An important objective of the Lake Shore Gold Division is to grow production from the current level to over 250,000 ounces per year by 2020. To achieve this objective, Tahoe will focus on a number of key projects: re-commissioning and sinking the historic shaft at the Bell Creek Mine to depth, where there is a large resource base below the current reserve; advancing the Whitney Project, an open pit/underground mining project located to the south of the Bell Creek mine and mill; and achieving commercial production at the 144 Gap Deposit. The Company is also contemplating a further expansion to the Bell Creek Mill to a production rate of 5,500 tonnes per day. The 144 Gap Deposit is a new deposit at Timmins West Mine that will significantly extend mine life and has the potential to increase ounces produced with additional exploration success.

Growing reserves and resources is another key priority for the Division, with the objective being to add 2.0 to 4.0 million ounces by 2020. Additional drilling at the two existing mines and the advancement of exploration programs at both the Whitney Project and along the 144 Trend are expected to contribute to the increase in reserves and resources. In addition, the potential exists to add ounces from a number of longer-term projects located near Timmins. These projects include Gold River, which is located 4.0 kms south of Timmins West Mine and currently has over a million ounces in inferred resources, as well as the Fenn-Gib and Juby projects located to the east and south of Timmins, respectively.

Qualified Person Statement

Technical information in this press release has been approved by Charlie Muerhoff, Vice President, Technical Services, Tahoe Resources, a Qualified Person as defined by NI 43-101.

About Tahoe Resources Inc.

Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

Forward-Looking Statements

This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). Forward-looking statements include, but are not limited to, statements related to the following: the 2016 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; growing gold production to over 550,000 ounces by 2020; increasing reserves and resources in order to add mine life in all operations; achieving low unit costs to support strong free cash flow generation; growing the Lake Shore Gold Division; growing gold production in Timmins by 40% by 2020; re-commissioning and deepening the shaft at the Bell Creek Mine to more than double production at that operation; moving forward with the Whitney Project; advancing the 144 Gap Deposit into commercial production next year; possible expansion of the Bell Creek Mill to 5,500 tonnes per day; increasing mine life and targeting growth of 2.0 to 4.0 million ounces in gold reserves and resources by 2020 by working at both the Timmins West and Bell Creek mines and accelerating exploration drilling at Whitney and along the 144 Trend; evaluating the potential of longer-term projects such as Gold River, Fenn-Gib and Juby; completing drilling programs at Escobal to support an increase in reserve life to over 20 years; with regards to La Arena, the timing for the feasibility study for the development of the sulfide deposit; the timeline for achieving commercial production at Shahuindo; and the objective of the Lake Shore Gold Division to grow gold production to over 250,000 ounces per year by 2020.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on SEDAR under the heading “Description of Our Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

Footnotes

(1)	These measures constitute non-GAAP financial measures. See notes 13 – 16 below.

(2)	Costs included in AISC calculation.

(3)

All amounts are in USD. Rates of $1.28, $1.38 and $1.30 CAD:USD were used for December 31, 2015, 2015 average and 2016 forecasted, respectively. Readers are directed to Tahoe’s information circular dated March 1, 2016 which contains unaudited pro forma consolidated financial statements and accompanying notes. The unaudited pro forma consolidated statement of financial position has been prepared from the September 30, 2015 unaudited interim consolidated statements of financial position of Tahoe and the December 31, 2015 audited consolidated statements of financial position of Lake Shore Gold and gives pro forma effect to the Transaction as if it occurred on September 30, 2015. The pro forma consolidated statement of operations and total comprehensive income for the year ended December 31, 2014 and the nine month period ended September 30, 2015 have been prepared from the audited consolidated statements of operations and total comprehensive income of Tahoe for the year ended December 31, 2014, the audited consolidated statements of operations and total comprehensive income of Lake Shore Gold for the year ended December 31, 2015 and from the unaudited interim consolidated statements of operations of each of Tahoe and Lake Shore Gold for the nine months ended September 30, 2015, and gives pro forma effect to the Transaction as if it occurred on January 1, 2014.

(4)	2015 gold production includes nine months of gold production in Peru attributable to Tahoe and 12 months of production in Canada.

(5)

Previous 2016 guidance for Tahoe Resources was provided in a Tahoe press release dated January 14, 2016 entitled “Tahoe Reports Record 2015 Silver and Gold Production” available at www.tahoeresources.com and on SEDAR at www.sedar.com. 2016 guidance for Lake Shore Gold was provided in a press release entitled “Lake Shore Gold Reports Full Year and Fourth Quarter 2015 Production Results, Company Releases 2016 Guidance” issued on January 8, 2016 and available on SEDAR.

(6)	Production numbers do not include gold from Escobal or silver from La Arena or Shahuindo as these are taken as byproduct credits.

(7)	Gold production guidance does not include pre-commercial production ounces at Shahuindo, but includes 12 months of production in Canada.

(8)	Project capital includes Shahuindo pre-operating credit of $5.0 million.

(9)	Corporate G&A does not include one-time transaction and restructuring related costs.

(10)

Escobal Mineral Reserves at January 1, 2016 as calculated by subtracting mine depletion volumes from the Mineral Reserve estimate as reported in Escobal Mine Guatemala NI 43- 101 Feasibility Study, November 5, 2014, prepared by M3 Engineering & Technology Corporation.

(11)

La Arena oxide Mineral Reserves at January 1, 2016 as calculated by subtracting mine depletion volumes from the Mineral Reserve estimate as reported in La Arena Project, Peru Technical Report (NI 43-101),February 27, 2015, prepared by Mining Plus Peru S.A.C. Shahuindo oxide Mineral Reserves at November 1, 2015 as reported in Technical Report on the Shahuindo Mine, Cajabamba, Peru, January 25, 2016, prepared by Tahoe Resources Inc.

(12)

Timmins West Mine and 144 Gap Mineral Resources and Mineral Reserves at December 31, 2015 as reported in 43-101 Technical Report, Updated Mineral Reserve Estimate For Timmins West Mine and Initial Resource Estimate For The 144 Gap Deposit, Timmins, Ontario, Canada, February 29, 2016, prepared by Lake Shore Gold Corp. Bell Creek Mine Mineral Resources and Mineral Reserves at December 31, 2015 as reported in news release Lake Shore Gold Announces Updated Resources and Reserves, March 10, 2016, prepared by Lake Shore Gold Corp.

(13)

The Company has included certain non-GAAP financial measures throughout this document which include total cash costs and all-in sustaining costs per silver and per gold ounce (“all-in sustaining costs”). These measures are not defined under IFRS and should not be considered in isolation. The Company’s Escobal mine produces primarily silver in concentrates with other metals (gold, lead and zinc), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered “byproduct”. The Company’s La Arena mine produces primarily gold with other metals (primarily silver), produced simultaneously in the mining process, the value of which represents a small percentage of the Company’s revenue and is therefore considered byproduct. The Company believes these measures will provide investors and analysts with useful information about the Company’s underlying earnings, cash costs of operations, the impact of byproduct credits on the Company’s cost structure and its ability to generate cash flow, as well as providing a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

(14)

The Company reports total cash costs and total production costs on a silver ounce and a gold ounce produced basis. The Company follows the recommendation of the cost standard as endorsed by the Silver Institute (“the Institute”) for the reporting of cash costs (silver) and the generally accepted standard of reporting cash costs (gold) by precious metal mining companies. The Institute is a nonprofit international association with membership from across the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. This remains the generally accepted standard for reporting cash costs of production by precious metal mining companies. Total cash costs and total production costs are divided by the number of silver ounces contained in concentrate or gold ounces recovered from the leach pads to calculate per ounce figures. When deriving the production costs associated with an ounce of silver or gold, the Company deducts byproduct credits from sales which are incidental to producing silver and gold.

(15)

The Company has adopted the reporting of all-in sustaining costs as a non-GAAP measure of a precious metals mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning and the Company has utilized an adapted version of the guidance released by the World Gold Council, the market development organization for the gold industry. The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements.

(16)

For additional information regarding these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Tahoe’s management’s discussion and analysis for the year ended December 31, 2015 and its press release of March 9, 2016, both available at www.tahoeresources.com and on SEDAR. For information on how Lake Shore Gold has historically disclosed these non-GAAP measures (including reconciliations to IFRS measures, as applicable), see Lake Shore Gold’s management’s discussion and analysis for the year ended December 31, 2015, also available on SEDAR.

For further information, please contact:

Tahoe Resources Inc.
Mark Utting, Vice President, Investor Relations
investors@tahoeresources.com
Tel: 416-703-6298